Exhibit 99.1

St. John's, NL – July 27, 2017

FORTIS INC. ANNOUNCES THIRD QUARTER DIVIDENDS - 2017

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS)(NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

4.	$0.123625 per share on the First Preference Shares, Series "I" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on September 1, 2017 to the Shareholders of Record at the close of business on August 21, 2017; and

8.	$0.40 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on September 1, 2017 to the Common Shareholders of record at the close of business on August 21, 2017.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of March 31, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

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For further information contact:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2900